Capital One Financing, LLC

April 11, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549-0305

Re:	Capital One Financing, LLC (CIK no. 0001223345)
Request for Withdrawal of Registration Statement on Form S-3; File Number 333-103921

Dear Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Capital One Financing, LLC (“Financing”), hereby applies for an order granting the immediate withdrawal of Financing’s Registration Statement on Form S-3, together with all exhibits thereto (File no. 333-103921), which was initially filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2003 (the “Registration Statement”). No securities have been issued pursuant to the Registration Statement.

The Registration Statement as initially filed with the Commission included four registrants, each of which was assigned a discrete file number with respect to the Registration Statement as follows:

Registrant	File No.
Capital One Financing, LLC (CIK no. 0001223345)	333-103921
Capital One Funding, LLC (CIK no. 0001162387)	333-103921-01
Capital One Multi-asset Execution Trust (CIK no. 0001163321)	333-103921-02
Capital One Master Trust (CIK no. 0000922869)	333-103921-03

Please note that this withdrawal request pertains only to Financing. No withdrawal request is being made on behalf of any registrant identified in the Registration Statement other than Financing. This withdrawal request is submitted solely on behalf of Financing because Financing is no longer expected to be a depositor to the Capital One Master Trust or the Capital One Multi-asset Execution Trust.

The Registration Statement as filed on behalf of each registrant other than Financing, under File Numbers 333-103921-01, 333-103921-02 and 333-103921-03, was declared effective at approximately 10 a.m. (EST) on April 4, 2005. It is the intention of these additional registrants to offer and sell Notes from time to time pursuant to the Registration Statement.

Securities and Exchange Commission

April 11, 2005

If you have any questions with respect to this request, please call Michael H. Freedman of Orrick, Herrington & Sutcliffe LLP at (202) 339-8499.

Respectfully submitted,

CAPITAL ONE FINANCING, LLC

By:	/s/ Stephen Linehan
Name: Stephen Linehan Title: Principal Executive Officer